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Writer’s Direct Contact
+1 (650) 813-5640

December 4, 2017
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christine Torney / Jim Rosenberg – Legal
Chris Edwards/ Erin Jaskot – Accounting

Re:	Menlo Therapeutics Inc.
Draft Registration Statement on Form S-1 Submitted October 30, 2017
CIK No. 0001566044

Ladies and Gentlemen:
On behalf of our client, Menlo Therapeutics Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder, we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 27, 2017. The Company is also submitting to the Commission, for confidential nonpublic review pursuant to Section 6(e) of the Securities Act, Amendment No.1 (“Amendment No.1”) to the above-referenced draft Registration Statement previously confidentially submitted to the Commission on October 30, 2017 (the “Draft Registration Statement”). Amendment No.1 reflects revisions to the Draft Registration Statement made in response to the November 27, 2017 comment letter from the Staff to Steven L. Basta of the Company, as well as certain other updated information. The Company confirms that as of the date of this letter, it continues to be an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act. For reference purposes, the comments contained in the Staff’s letter dated November 27, 2017 are reproduced below in bold type and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in Amendment No.1.

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Prospectus Summary, page 1

1.
We note your use of the term “significant unmet medical need” here and elsewhere in the document. Such a term might imply that your product is eligible for fast track designation or priority review granted by the FDA for products that treat certain serious unmet medical needs. Please remove your use of this term throughout or otherwise please explain why you believe use of this term is appropriate.

Response to Comment 1:
In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 58, 75, 77, 80, F-7 and F-31 of Amendment No.1.

2.
The table of your pipeline product candidates should reflect the actual, and not the anticipated, status of your pipeline candidates as of the latest practicable date. For example, the table currently suggests that serlopitant for the treatment of pruritus in prurigo nodularis is currently in Phase 3 trials, but disclosure elsewhere states that Phase 3 trials have not been initiated. Please also clearly indicate that the number of patients for each trial is the planned trial size and not the actual number of patients currently enrolled in the trial. As one example, we note that you have not yet enrolled any patients for the Phase 2 trial for refractory chronic cough.

Response to Comment 2:
In response to the Staff’s comment, the Company has revised the table of pipeline product candidates on pages 1 and 77 of Amendment No. 1 to reflect the actual status of the pipeline candidates as of the date of the prospectus filing. In addition, the revised table has removed reference to the number of patients for each trial.
Corporate Information, page 4

3.
We note the statement that the information on your website should not be considered in deciding whether to purchase shares of common stock. Please remove this statement because investors may consider any information that is available in making an investment decision.

Response to Comment 3:
In response to the Staff’s comment, the Company has removed the statement in the Corporate Information section on page 4 that the information on the Company’s website should not be considered in deciding whether to purchase shares of the Company’s common stock.

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Implications of Being an Emerging Growth Company, page 4

4.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 4:
In connection with this undertaking, we have provided as enclosures to a letter to the Staff dated December 4, 2017 (the “Supplemental Letter”), with copies of written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors in reliance on Section 5(d) of the Securities Act, by the Company or anyone authorized to do so on its behalf. The Supplemental Letter includes two presentations that were prepared by the Company for use in meetings with potential investors on November 28, 2017, November 29, 2017, November 30, 2017, December 1, 2017, December 4, 2017, December 5, 2017 and December 6, 2017, in reliance on Section 5(d) of the Securities Act. Such presentations were only made available for viewing by such investors during the Company’s presentations and no investors retained such information.
The Company advises the Staff that, since the Supplemental Letter and as of the date hereof, no other written communications, as defined in Rule 405 under the Securities Act, have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act.
Use of Proceeds, page 49

5.
It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of your product candidates through regulatory approval and commercialization. Please revise to make this clear and disclose the sources of other funds needed to reach regulatory approval and commercialization. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response to Comment 5:
The Company respectfully acknowledges the Staff’s comment, and notes that the Company states on pages 49 and 50 that “[f]ollowing this offering, we will require substantial capital to complete clinical development, seek regulatory approval of, and, if approved, commercialize serlopitant.” However, the Company cannot ascertain at present what amounts and sources of additional capital will be needed to reach regulatory approval and commercialization. In response to the Staff’s comment, the Company has added a disclosure on page 50 that the Company may seek additional funds through public or private equity, debt financings or other sources, including strategic collaborations. The Company also has a cross-reference, on page 50, to the provisions in “Risks Related to Our Financial Position and Capital Needs” under the heading “Risk Factors” which further describe the Company’s plans for seeking additional funds.

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Management Discussion and Analysis of Financial Condition and Results of Operations
Components of Operating Results
Operating Expenses
Research and Development Expenses, page 59

6.	For each annual and interim period presented, provide us schedules showing the dollar amount of your research and development expenses related:

•	to the development and commercialization of serlopitant and for each indication of the use of serlopitant.

•	to certain payroll and personnel expenses, stock-based compensation, consulting costs, contract manufacturing and fees paid to CROs, and costs incurred in connection with the Collaboration Agreement.
Response to Comment 6:
The Company respectfully acknowledges the Staff’s comment and submits that the Company does not regularly allocate expenses by indication studied. All of the Company’s R&D expenses relate to serlopitant, and the Company does not have in place a mechanism for allocating certain expenses, such as payroll and personnel expenses, stock based compensation, consulting costs, contract manufacturing and corporate overhead, by indication. While other expenses, such as third-party clinical trial expense, may be more easily identified as being associated with specific indications, the Company does not incorporate such an allocation in its monthly closing process. As such, the Company is not in a position to provide the Staff with schedules showing the dollar amount of its complete research and development expenses for serlopitant, other than the total R&D expenses disclosed in the S-1, or for each indication of the use of serlopitant. Likewise, the Company has not historically allocated expenses specifically associated with the Collaboration Agreement.
Critical Accounting Policies, Significant Judgments, and Use of Estimates
Stock-Based Compensation Expense
Common Stock Valuations, page 68

7.	Please disclose the results from the common stock valuations performed on September and December 2016, and June 2017.
Response to Comment 7:
In response to the Staff’s comment, the Company has revised the disclosure on page 69 to include the fair value of the Company’s common stock on September and December 2016, and June and September 2017.

8.
Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help

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facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Response to Comment 8:
The Company respectfully acknowledges the Staff’s comment and confirms that it will provide an analysis explaining the reasons for the differences between recent valuations of its common stock leading up to the Company’s initial public offering and the estimated offering price once the Company has an estimated offering price range.
Business, page 73

9.	Please provide the basis for your statement that chronic pruritus is a serious public health concern.
Response to Comment 9:
In response to the Staff’s comment, the Company has removed reference to “serious public health concern” from the disclosure on page 77.
License Agreements, page 85

10.
We note your disclosure that you are entitled to tiered royalties under the license agreement with JT Torii up to the mid-teens. Please also disclose the lower end of the range of royalties to which you are entitled under the agreement.

Response to Comment 10:
In response to the Staff’s comment, the Company has revised the disclosure on pages 60, 88, F-10 and F-35 of Amendment No.1 to disclose the lower end of the range of royalties to which the Company is entitled under the license agreement with JT Torii.

11.
We note that the duration of the Collaboration Agreement is linked to the expiration of the last to expire patent covering a licensed product under the agreement. Please revise your disclosure to indicate when such patents are expected to expire.

Response to Comment 11:
In response to the Staff’s comment, the Company has revised the disclosure on page 88.
Certain Relationships and Related Party Transactions, page 118

12.	Please disclose the amounts paid to VPD under the development services agreement described on page 119.

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Response to Comment 12:
In response to the Staff’s comment, the Company has revised the disclosure on page 124.
Notes to Financial Statements
2. Significant Accounting Policies
Revenue Recognition, page F-10

13.	Please tell us the following as they relate to the collaboration agreement with Japan Tobacco Inc. and Torii Pharmaceuticals Co. Ltd:

•	Your analysis under ASC 605-25-25 as to whether the deliverables identified under the agreement are a single unit of accounting or separate units of accounting;

•	Your allocation under ASC 605-25-30 of the $11 million non-refundable upfront fee to each deliverable;

•	The term and period of performance of the agreement, if different;

•	The amount and description of each milestone included in the aggregated $28 million development and regulatory milestone payments and whether you consider each substantive.
Response to Comment 13:
In response to the Staff’s comment, the Company has provided as enclosures to the Supplemental Letter, responses to four requests for additional information that the Staff has requested. The Company’s responses include disclosures regarding the Collaboration Agreement for which the Company intends to request confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.
General

14.
Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response to Comment 14:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any additional graphic, visual or photographic information in the printed prospectus. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus, it will provide proofs to the Staff prior to their use.

15.
We note that you have requested confidential treatment for several agreements that will be filed as exhibits to the registration statement. We will send comments on your application for confidential treatment under separate cover.

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Response to Comment 15:
The Company acknowledges the Staff’s comment and respectfully awaits the Staff comments to its application for confidential treatment.
***
We hope that the foregoing has been responsive to the Staff’s comments and will provide you with marked copies of Amendment No. 1 to expedite your review. If you have any questions about this letter or require any further information, please call Stephen B. Thau at (650) 813-5640.

Very truly yours,

/s/ Stephen B. Thau

Stephen B. Thau

cc:	Steven L. Basta, Menlo Therapeutics Inc.
Alfredo B.D. Silva, Morrison & Foerster LLP
Shannon E. Sibold, Morrison & Foerster LLP
Mark V. Roeder, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP